WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

RICHARD D. KATCHER

PETER C. CANELLOS

MICHAEL W. SCHWARTZ

ALLAN A. MARTIN

BARRY A. BRYER

LAWRENCE B. PEDOWITZ

ROBERT B. MAZUR

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

DAVID M. EINHORN

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

WARREN R. STERN

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MICHAEL B. BENNER

MARC WOLINSKY

DAVID GRUENSTEIN

PATRICIA A. VLAHAKIS

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

PAMELA S. SEYMON

STEPHANIE J. SELIGMAN

ERIC S. ROBINSON

JOHN F. SAVARESE

SCOTT K. CHARLES

ANDREW C. HOUSTON

PHILIP MINDLIN

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

CRAIG M. WASSERMAN

ADAM D. CHINN

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

KAREN G. KRUEGER

DOUGLAS K. MAYER

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

MITCHELL S. PRESSER

ILENE KNABLE GOTTS

JEFFREY R. BOFFA

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

MICHAEL S. KATZKE

RACHELLE SILVERBERG

DAVID C. BRYAN

STEVEN A. COHEN

GAVIN D. SOLOTAR

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JARED M. RUSMAN

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

JAMES COLE, JR.

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

_______________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

_______________

OF COUNSEL

WILLIAM T. ALLEN

LEONARD M. ROSEN

THEODORE GEWERTZ

ELLIOTT V. STEIN

THEODORE A. LEVINE

J. BRYAN WHITWORTH

NORMAN REDLICH

AMY R. WOLF

JOHN M. RICHMAN

_________

COUNSEL

ADRIENNE ATKINSON

PAMELA EHRENKRANZ

ANDREW J.H. CHEUNG

LAWRENCE A. PASINI

J. AUSTIN LYONS

LORI S. SHERMAN

PAULA N. GORDON

T. EIKO STANGE

DAVID A. SCHWARTZ

ADAM J. SHAPIRO

JED I. BERGMAN

MICHAEL A. CHARISH

DAMIAN G. DIDDEN

MICHAEL E. GILLIGAN

JOHN F. LYNCH

ERIC M. ROSOF

WILLIAM SAVITT

MARTIN J.E. ARMS

BENJAMIN D. FACKLER

ISRAEL FRIEDMAN

DIMITRY JOFFE

ROY J. KATZOVICZ

ROBERT J. LIUBICIC

GREGORY E. OSTLING

JONATHAN E. PICKHARDT

GREGORY N. RACZ

EDWARD J.W. BLATNIK

BENJAMIN S. BURMAN

NELSON O. FITTS

JEFFREY C. FOURMAUX

MICHAEL GAT

JEREMY L. GOLDSTEIN

MAURA R. GROSSMAN

JOSHUA M. HOLMES

JOSHUA A. MUNN

DAVID E. SHAPIRO

ANTE VUCIC

IAN BOCZKO

KEVIN M. COSTANTINO

MATTHEW M. GUEST

WILLIAM R. HARKER

DAVID KAHAN

MARK A. KOENIG

DAVID K. LAM

KENNETH K. LEE

LAURA E. MUÑOZ

GEORGE J. RHEAULT

MICHAEL S. WINOGRAD

FORREST G. ALOGNA

JAMES R. LEVINE

STEPHANIE P. LISTOKIN

GORDON M. MEAD

DANIELLE L. ROSE

BENJAMIN M. ROTH

RICHARD C. SQUIRE

ROBIN M. WALL

JOSHUA D. BLANK

JOSHUA A. FELTMAN

JORDAN A. GOLDSTEIN

CHETAN GULATI

ADAM HICKEY

MARGARET ISA

EMIL A. KLEINHAUS

ANDREW S. JACOBS

JASON M. LYNCH

HEATHER L. MAHAR

DEBORAH MARTINEZ

SARAH E. McCALLUM

DAVID B. SILVA

STEPHANIE J. VAN DUREN

KRISHNA VEERARAGHAVAN

ADIR G. WALDMAN

B. UMUT ERGUN

KRISTELIA A. GARCIA

RICHARD S. GIPSTEIN

SARAH S. JOHNSON

SARAH A. LEWIS

SARAH FERN MEIL

GARRETT B. MORITZ

ALISON L. PLESSMAN

CHARLES C. YI

April 11, 2005

VIA EDGAR AND FACSIMILE

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazard Ltd
Registration Statement on Form S-1, filed December 17, 2004, as amended February 11, 2005 and March 21, 2005
File No. 333-121407

Dear Mr. Webb,

On behalf of Lazard Ltd (“Lazard” or the “Company”), set forth below are the responses of Lazard to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding its above-referenced Registration Statement, which you delivered in a letter dated April 6, 2005.

We are providing under separate cover five copies of Amendment No. 3 to the above-referenced Registration Statement (“Amendment No. 3”), which reflects Lazard’s responses and additional and revised disclosure. Two copies of Amendment No. 3 are marked to show changes from the filing of Amendment No. 2 to the Registration Statement on Form S-1 on March 21, 2005. We are providing courtesy copies of Amendment No. 3, including a version marked for

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April 11, 2005

changes, to Angela Jackson, Staff Accountant, Joyce Sweeney, Senior Accountant, and Christian Windsor, Special Counsel.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the responses of Lazard. All page references in the responses set forth below refer to pages of the revised Registration Statement.

Our Core Values

1.	Please revise Our Core Values, if retained, to present more balanced information about the company.

Response: The Company has deleted the Our Core Values presentation in response to the Staff’s comment.

Summary – page 1

2.	The Summary should provide balanced information. Please note, for example, that your income and equity has declined in each of the last four years.

Response: The Company has revised the Registration Statement, by including disclosure regarding significant risks, on page 6 in response to the Staff’s comment.

3.	We note your disclosure regarding the dilution that shareholders will experience if they purchase shares in the offering. Please revise your discussion of the transactions and the exchange of membership interests to more fully describe the dilution that shareholders will experience and to clearly describe the fact that virtually all the capital held by Lazard and the capital raised by the transactions will be paid out as part of the reorganization of Lazard Ltd.

Response: The Company has revised the Registration Statement on page 10 in response to its Staff’s comment. The Company further advises the Staff of the addition of a “sources and uses” chart to the “Use of Proceeds” section of the Registration Statement.

Risk Factors – page 25

There are provisions in our by-laws that may require – page 49

4.	Revise the heading to this risk factor to clarify that it is non-U.S. shareholders who might be subject to the mandatory repurchase provisions.

Response: The Company has revised the Registration Statement on page 51 in response to the Staff’s comment.

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April 11, 2005

The Recapitalization of LAZ-MD Holdings, page 55

5.	Please explain the exemption you are relying on for the shares to be issued for working partners who hold historical partner interests. Supplementally, please tell us the number of potential stockholders of the interim corporation.

Response: The Company advises the Staff that it is relying on Section 4(2) of the Securities Act of 1993, as amended (the “Securities Act”), for the issuance of shares to partners who hold Class B-1 interests (“historical partner interests”) and are not party to the historical partners transaction agreement.

The Company has provided this stock election for the primary purpose of providing its senior managerial employees who hold historical partner interests, including its Chairman and CEO, with the ability to receive shares in the Company instead of having those individuals’ historical partner interests redeemed for cash pursuant to the terms of the historical partners transaction agreement in connection with this offering. The Company believes that giving those persons the ability to take shares at the IPO rather than cash better aligns the interests of those holders with those of the Company. The Company believes that all of these holders are informed by virtue of their experience as partners and members in the Company. They also possess a wealth of experience in financial and business matters and are each capable of evaluating the merits and risks of deciding whether to elect to exchange their historical partner interests. The holders eligible to acquire shares in the private offering are therefore able to “fend for themselves.” See SEC v. Ralston Purina, 246 U.S. 119 (1953).

The Company supplementally advises the Staff that it expects that the maximum number of potential stockholders of the interim corporation is 16. A lesser number of participants is possible since by not affirmatively electing to receive the shares they will receive the redemption consideration provided in the historical partner transaction agreement without any further action, approval or election on their part. The Company notes that Rule 506 of Regulation D provides that an issuer will qualify for the private offering exemption of Section 4(2) of the Securities Act by satisfying, in addition to certain technical requirements, the following:

•	the issuer does not use general solicitation or advertising to market the securities in the private offering;

•	the issuer may sell its securities in the private offering to an unlimited number of “accredited investors” and up to 35 other non-accredited investors who have sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment;

•	the issuer must be available to answer questions by the prospective investors in the private offering;

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April 11, 2005

•	the issuer must provide the prospective investors with the financial statements required by Rule 505 of the Securities Act; and

•	the securities sold to the investors must be “restricted” securities and, therefore, unavailable for resale for at least one year without registration under the Securities Act.

The Company supplementally advises the Staff that all of these requirements are met, and that the Company believes that each of the potential participants is an “accredited investor” and will receive a certification to such effect from any participant.

The Company has also made itself available to answer any questions that the potential working partner participants may have about the private offering. Prior to the distribution of the preliminary prospectus by the Company, these individuals will also have access to the Registration Statement (which includes the financial statements of the Company required by Rule 505 of the Securities Act) and will have agreed not to resell or distribute the securities to the public pursuant to written contracts with the Company absent registration or an applicable exemption under the Securities Act.

Unaudited Pro Forma Condensed Consolidated Statement of Income – page 72

6.	We note your supplemental response to our prior comment 9. To demonstrate to investors that earnings per share would be unchanged assuming the issuance of additional shares following the exchange, please revise to disclose earnings per share prior to the pro forma adjustments for the additional financing transactions and this offering.

Response: The Company has revised the Registration Statement on page 74 to complete the presentation of the Pro Forma Condensed Consolidated Statement of Income. As indicated in footnote (i) on page 76, the weighted average shares outstanding for calculating diluted net income per share includes the LAZ-MD Holdings exchangeable interests on an as-if-converted basis. Earnings per share presented on page 74 on a basic and diluted basis are the same, thus demonstrating that earnings per share is unchanged assuming the issuance of additional shares following the exchange.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income – pages 72 – 74

7.	We note your revised disclosure on page 86 in response to our prior comment 12. Please revise your note (c) to separately quantify your estimate of the impact of the new managing directors’ retention agreements and the expiration of contractual agreements requiring payment to managing directors for services performed and founders of LAM. Disclose the expected timing of effectiveness of the new retention agreements.

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April 11, 2005

Response: The Company has revised the Registration Statement on page 75 in response to the Staff’s comment. The Company supplementally advises the Staff that the reduction to its historical compensation and benefits expense of $181,981,000 represents its estimate of the impact of the managing directors’ new retention agreements, which generally provide for a fixed salary and discretionary bonus that allow us to achieve our targeted compensation expense to operating revenue ratio of 57.5%. These new agreements were effective upon execution.

8.	We note your supplemental response to our prior comment 9. Please revise your note (h) to disclose that the membership interests in LAZ-MD Holdings are exchangeable on a one-for-one basis into shares of Lazard Ltd and how the amount reported as pro forma adjustment (h) is calculated.

Response: The Company has revised the Registration Statement on page 76 in response to the Staff’s comment.

Executive Compensation, page 135

9.	Please include in your next amendment compensation information for 2003 and 2004.

Response: The Company has revised the Registration Statement on page 140 in order to provide executive compensation information for 2004 in response to the Staff’s comment. The Company supplementally advises the Staff that executive compensation information for the 2003 fiscal year has not been included in the Registration Statement pursuant to the Instruction to Item 402(b) of Regulation S-K, which states in relevant part that “[i]nformation with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act at any time during that year.”

LAZ-MD Holdings Exchangeable Interests, page 137

10.	Since the Lazard Ltd. common stock to be issued for exchangeable units may be issued within a year of the offering, please provide us your analysis of why it does not need to be registered with the current offering.

Response: After discussions with Mark Webb and Chris Windsor of the Staff, the Company has elected to revise the terms of the LAZ-MD Holdings exchangeable interests such that they will not be capable of being exchanged for Lazard Ltd common stock within the first year of issuance. The Company has revised the Registration Statement on page 142 in response to the Staff’s comment.

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April 11, 2005

11.	Since the subsidiaries of Lazard Ltd may accelerate the exchange schedule, please provide the same analysis for the affected stock.

Response: As noted in its response to Comment 10, after discussions with Mark Webb and Chris Windsor of the Staff, the Company has elected to revise the terms of the LAZ-MD Holdings exchangeable interests such that they will not be capable of being exchanged for Lazard Ltd common stock within the first year of issuance. The Company has revised the Registration Statement on page 142 in response to the Staff’s comment.

Description of the Equity Securities – Accounting Treatment – page 177

12.	Please supplementally explain how you determined the appropriate accounting treatment for your equity security units, particularly the purchase contacts. Cite the authoritative literature upon which you relied in making this determination. In addition, please explain how you determined the estimated fair value of the purchase contracts to be $0.

Response: The Company supplementally advises the Staff that it determined the appropriate accounting treatment for the equity security units, particularly the purchase contracts (“Variable Share Forward” or “VSF”), using the following guidance:

•	Paragraph 16 of APB Opinion No. 14 “Accounting for Convertible Debt and Convertible Debt Issued with Stock Purchase Warrants”

•	Paragraphs 12 and 13 of FASB 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

•	Paragraphs 12-32 of EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock”

Based on the above guidance, the proceeds from the sale of the units will be allocated between the purchase contract and the senior notes based on the relative fair values of each at the date of the offering. The senior notes will be recorded as debt on the statement of financial condition and the purchase contract will be accounted for as an equity instrument. The Company has conducted its valuation of the purchase contract and associated contract adjustment payments from a corporate finance point of view, based on assumptions that it believes reasonable. While the Company cannot determine the final range of estimated values of the purchase contract (including the right to receive contract adjustments) until the actual pricing of the equity security units and the underlying senior notes and purchase contract, based on the expected pricing the Company believes the value of the purchase contracts is likely to be approximately zero and the fair value of the debt is likely to be its par value.

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Material Federal Income Tax Consequences, page 180

13.	As previously requested, please revise to reflect the opinions on the material tax consequences of the Wachtell opinion requested below.

Response: The Company has revised the Registration Statement on page 189 in response to the Staff’s comment.

Note 6 – Formation of LAM – page F-19

14.	We note your supplemental response to our prior comment 21. As you do not believe the LAM equity interests granted to employees are junior stock it is unclear as to why you are applying the guidance of FIN 38 and not recording compensation expense until the fundamental transaction is probable. Please supplementally tell us how you determined it was appropriate to apply the guidance of FIN 38 and how you considered paragraphs 2 through 4 of FIN 28. Tell us the amount of compensation expense you would have recorded had you recognized during each period presented had you applied the guidance of FIN 28. In addition, tell us how you would determine the imputed value of LAM if a fundamental transaction occurred.

Response: The Company has applied the guidance of FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, in accounting for the equity units granted to LAM employees. Since the equity units contain a contingency which has not been probable of occurrence for any of the periods presented, compensation expense recorded pursuant to FIN 28 has been zero. The application of the Company’s accounting policy with respect to the equity units is explained below.

The Company reiterates to the Staff that the equity units granted to LAM employees are akin to a profits interest granted in a limited liability company whose substance is similar to that of a stock appreciation right. As disclosed in the Company’s financial statements, these equity units entitle holders to payments only in connection with selected fundamental transactions. These fundamental transactions basically represent the sale of LAM or the Company and entitle the holders in the aggregate to 21.75% of the net proceeds or imputed value of LAM, as the case may be, after deduction for the repayment of creditors and the return of LAM capital. Accordingly, payment to LAM employees with respect to the equity units held is contingent on a discrete event – in this case, the sale of LAM or the Company. The Company has also disclosed in its financial statements that the Company has no current intention to cause or otherwise trigger a fundamental transaction that would give rise to payment obligations to the holders of the LAM equity units.

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The Company’s accounting policy with respect to equity plans where payment and/or vesting is contingent on a discrete event or transaction, such as the LAM equity units, is to record compensation expense when the discrete event or transaction becomes probable of occurrence. The Company believes that its accounting policy in this respect is consistent with:

•	APB Opinion No. 25, Accounting for Stock Issued to Employees, and its applicable interpretations (including FIN 28); and

•	Practice with respect to these types of contingent payment compensation plans.

The Company has previously cited FASB Interpretation No. 38, Determining the Measurement Date for Stock Options, Purchase, and Award Plans Involving Junior Stock, as support, by analogy, for the Company’s policy to record compensation expense when the discrete event or transaction becomes probable of occurrence. Although the LAM equity units are not junior stock, the Company believes this reference is appropriate because FIN 38 provides guidance with respect to the determination of a measurement date to measure compensation expense when the compensation plan contains a performance or “event” contingency.

Additional accounting literature, again by analogy, that the Company believes provides further support for the Company’s accounting policy include the following:

•	FASB Statement No. 5, Accounting for Contingencies (notwithstanding that deferred compensation contracts and stock issued to employees are excluded from its scope), where a loss contingency is accrued when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

•	EITF 96-5, Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in Anticipation of a Business Combination. While not entirely on point, EITF 96-5 addresses a situation where a plan to terminate certain employees is contingent on a discrete transaction (i.e., a business combination) and the consensus reached states that the liability for such plan should be recognized when the transaction is consummated.

•	FASB Statement No. 123(R), Share-Based Payment, will have similar guidance to the Company’s accounting policy with respect to contingent performance conditions. FASB Statement No. 123(R), paragraph 44, states, in part:

Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition – compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is

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not probable that the performance condition will be achieved . . . [emphasis added] [footnote omitted]

As stated above, the Company believes that its accounting policy is consistent with predominate practice in this area. In this respect, the Company notes that Aspen Publisher’s publication, Accounting for Compensation Arrangements, contains guidance that the Company believes supports its accounting policy. Chapter 6, paragraph 6.5, states:

However, in some circumstances, the performance conditions may be such that management cannot make a reasonable estimate because the company cannot control the conditions, such as a particular market price for the company’s stock (even though the price will obviously be influenced to some extent by factors within management’s control, such as earnings) or the successful completion of an initial public offering (IPO). We believe compensation for shares payable upon achieving a target stock price or closing on an IPO or other discrete transaction generally should be recorded in total when the target is achieved; that is, no estimated compensation would be accrued in the interim.

Deloitte & Touche’s accounting research database also contains guidance that the Company believes supports its accounting policy. The chapter titled Stock-Based Compensation, reference APB 25: S-15, Accounting for Restricted Stock and Unit Performance Plans, states the following:

There are typically two types of restricted performance plans: (1) restricted stock performance plans and (2) restricted unit award plans. Under a restricted stock performance plan stock is issued to employees. However, the employee’s ability to dispose of the stock (i.e., realize the benefits of ownership) is limited by restrictions that could include forfeiture in the event of (a) voluntary termination during the restriction period or (b) failure to achieve certain performance goals during the restriction period. Thus, under a restricted stock performance plan, the number of shares of employer stock that the employee will be entitled to is not fixed and a measurement date does not occur until the future event occurs or the period for the award expires and should be considered a variable arrangement.

A restricted unit award plan permits an employee to acquire a fixed number of shares of employer stock upon completion of a service period. Because the number of shares is not fixed at the grant date, the plan should be considered a variable arrangement.

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April 11, 2005

Because both types of restricted performance plans are considered variable arrangements, interim estimates of compensation expense should be made based upon an assessment of (1) the probability of achieving the performance targets and (2) the current fair market value of the stock at the reporting date.

Prior to the final measurement date, interim measures of compensation expense should be based on the company’s best estimate of the number of shares that will eventually be issued upon achievement of the specified performance criteria. This method of recognizing compensation expense is consistent with paragraph 4 of FASB Interpretation No. 38, Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock—an Interpretation of APB Opinion No. 25, which states in part:

However, the provisions of paragraph 2 of Interpretation 28 shall be applied only when it becomes probable that certain performance goals will be achieved or certain transactions will occur. . .

In certain situations, the performance conditions may make it impossible for management to make a reasonable estimate. This is due to the fact that the conditions may be beyond the Company’s control. Examples include the successful completion of an IPO or a particular market price for the company’s stock. Compensation for shares payable upon achieving a set market price, upon completion of an IPO, or upon achievement of some other discrete event, should be recorded when the target is achieved. Consequently, estimated compensation expense would not be accrued during the interim period.

When the measurement date occurs, compensation is measured taking into account the number of shares ultimately awarded and the then-current market price of the stock at the measurement date.

If a fundamental transaction were to occur, the imputed value of LAM would be based on the nature of the transaction. If LAM alone were sold, the “imputed value” would be the transaction value. If LAM was sold as part of the overall sale of the Company, the proceeds allocated to the LAM business would be based upon a reasonable and supportable valuation of all the different businesses sold. Guidelines for such an allocation are contained in the LAM operating agreement.

Exhibits

Exhibit 5.1 – Legal Opinion of Conyers Dill and Pearman

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April 11, 2005

15.	We note your response to prior comment 26. Please remove the parenthetical after non-assessable. Also, please delete assumption (d).

Response: The opinion of Conyers Dill and Pearman has been revised and re-filed in response to the Staff’s comment. The Staff is supplementally advised that while Conyers Dill and Pearman is retaining its assumption (d), in response to the Staff’s comment it has included a reference to the receipt of an officer’s certificate of the Company confirming that the resolutions contained in the minutes remain in full force and effect and have not been rescinded or amended.

Exhibit 8.1

16.	As previously requested, please provide an opinion that sets forth the federal tax consequences of the transaction, not statements of federal income tax law.

Response: The opinion of Wachtell, Lipton, Rosen & Katz has been revised and re-filed in response to the Staff’s comment.

*            *            *

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April 11, 2005

Should you require further clarification of the matters discussed in this letter or in the revised Registration Statement, please contact Craig M. Wasserman, Esq., Benjamin D. Fackler, Esq. or the undersigned at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/  Gavin D. Solotar

Gavin D. Solotar, Esq.

cc:	Scott D. Hoffman, Esq.
Managing Director and General Counsel, Lazard LLC

Kris F. Heinzelman, Esq.
Cravath, Swaine & Moore LLP